FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending September 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in interests of the under-mentioned Persons Discharging Managerial Responsibility in the Ordinary Shares of GlaxoSmithKline plc (Ordinary Shares):

Mr D S Redfern
Following the vesting on 18 September 2012 of 25% of an award made on 18 September 2007 under the GlaxoSmithKline Deferred Investment Award Plan (The Plan), Mr. Redfern will receive a cash payment in respect of 5,027.819 notional Ordinary Shares based on a price of £14.39 per Ordinary Share, as at 18 September 2012.

Ms C Thomas
Following the vesting on 18 September 2012 of 25% of an award made on 18 September 2007 under the GlaxoSmithKline Deferred Investment Award Plan (The Plan),
Ms. C Thomas will receive a cash payment in respect of 3,142.387 notional Ordinary Shares based on a price of £14.39 per Ordinary Share, as at 18 September 2012.

The Company and the above-mentioned persons were advised of this information by the Administrators of the Plan on 24 September 2012.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

24 September 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: September 24, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc